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                               August 31, 2020

       Franz Walt
       Chief Executive Officer and Director
       Quotient Limited
       B1, Business Park Terre Bonne,
       Route de Crassier 13,
       1262 Eysins, Switzerland

                                                        Re: Quotient Limited
                                                            Registration
Statement on Form S-3
                                                            Filed August 21,
2020
                                                            File No. 333-248235

       Dear Mr. Walt:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed August 21, 2020

       Cover Page

   1. We note that both of your legal opinions cover a possible offering of units and that your
                                                        Exhibit 5.1 opinion
opines as to the legality of units, but no units appear in the registration statement fee table. If
you plan to offer units, please revise the registration fee table and prospectus cover page
to identify the units as securities in the offering and identify the components of the
units. Please also include disclosure in the body of the document regarding the units you
are registering. Finally, please also revise your Exhibit 5.1 opinion to state that the debt
securities, warrants, rights and units being registered will constitute binding obligations of
the Company. Please refer to Staff Legal Bulletin No. 19.
 Franz Walt
Quotient Limited
August 31, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameFranz Walt
                                                           Division of
Corporation Finance
Comapany NameQuotient Limited
                                                           Office of Life
Sciences
August 31, 2020 Page 2
cc:       Per B. Chilstrom, Esq.
FirstName LastName